Exhibit 99.5
Earnings Conference Call

Infosys Limited
Earnings Conference Call

July 18, 2024

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller and Head of Investor Relations

analystS

Ankur Rudra

JPMorgan

Keith Bachman

Bank of Montreal

Kumar Rakesh

BNP Paribas

Nitin Padmanabhan

Investec

Vibhor Singhal

Nuvama Equities

Gaurav Rateria

Morgan Stanley

Bryan Bergin

TD Cowen

James Friedman

Susquehanna International

Sumeet Jain

CLSA India

Kawaljeet Saluja

Kotak Securities

Jonathan Lee

Guggenheim Securities

Girish Pai

BOB Capital Markets

Moderator

Ladies and gentlemen, good day and welcome to Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, sir.

Sandeep Mahindroo

Thanks, Neerav. Hello, everyone, and welcome to Infosys Earnings Call for Q1 FY'25. Joining us on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Jayesh Sanghrajka; and other members of the leadership team. We will start the call with some remarks on the performance of the company, subsequent to which the call will be opened up for questions.

Please note that anything we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A full statement and explanation of all these risks are available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call. We started the financial year with a strong performance in Q1 across multiple dimensions, including broad-based revenue growth, expansion of operating margins, strong large deal wins and strong cash generation.

Our revenues for the quarter grew 3.6% sequentially and 2.5% YoY in constant currency terms. I am particularly pleased with 7.9% growth in Financial Services segment where we are seeing improvement in client spend in North America. All geographies and most industry groups grew sequentially. Volume growth turned positive after several quarters. We also had an improvement in realization.

We had another quarter of strong large deal wins with 34 large deals at a total contract value of $4.1 bn. Our clients see us as a preferred partner of choice for consolidation, cost takeout and efficiency programs. This is also a reflection of our leadership strength.

With the mobilization of our margin program, we see positive impact on our operating metrics and pricing. This resulted in our margin expanding by 1percentage point sequentially. Jayesh will elaborate on margin puts and takes later on the call.

Free cash flow was highest ever at $1.1 bn. Our employee attrition rate was at 12.7%. We continue to see strong traction from our clients for Generative AI programs delivered through Topaz. Enterprises are focused on their own data sets that can be used in Generative AI large language models.

As an example, we are partnering with a telecommunications leader to transform the product engineering practices with AI and to elevate both the customer and employee experience. Another example is how we are optimizing and modernizing IT infrastructure services and transforming the IT operating model with AI for a leading bank.

We are helping several of our clients prepare for the AI transformation journey by building strong data foundations with robust cloud capabilities using our Cobalt cloud services. Industry analysts acknowledge our leadership in the domain of enterprise Generative AI. We continue to invest in strengthening our AI capabilities and building AI-first solutions for clients.

During the quarter, we launched Aster, a marketing suite of AI amplified solutions for our clients to create brand experiences with enhanced marketing efficiency and accelerated performance effectiveness. Our investment in nurturing our global workforce with AI-first skills and expertise continues as over 270,000 of our employees are now well trained in building a wide range of AI-powered solutions for our clients.

We are today uniquely positioned as a digital-first, cloud-first and AI-first brand in the market. And our continued differentiation has helped us being recognized around the 100 most valuable brands in the world by Kantar BrandZ. We have also been ranked among the most trusted brands across U.S. and India.

Along with our overall robust performance in Q1 and strong opportunity pipeline, we are seeing early signs of improvement in Financial Services vertical in the U.S. While discretionary spends continue to be under pressure, our highly differentiated offerings around driving efficiencies at scale and transformation capabilities around Generative AI have positioned us well in the market.

With respect to our recent acquisition of in-tech, we have received the required approvals and have closed the acquisition.

Given our strong performance in Q1 and our current outlook, we have revised our revenue growth guidance for the full financial year to 3% to 4% growth in constant currency. Our operating margin guidance for the financial year remains at 20% to 22%.

With that, let me hand it over to Jayesh to share his update. Thank you.

Jayesh Sanghrajka

Thank you, Salil. Good morning and good evening, everyone, and thank you for joining the call today. We entered FY'25 focusing on key strategic priorities, including market share gains to accelerate revenue growth and drive margin improvement through Project Maximus.

I am delighted to highlight results that we have achieved across different business dimensions this quarter, including

-	strong and broad-based revenue growth across all geos and most verticals YoY in constant currency terms,
-	sequentially positive volume growth after several quarters coupled with improvement in realisation
-	Financial Services returned to positive sequential growth after six quarters with 7.9% growth in constant currency terms
-	34 large deals signed during the quarter, which is a record number of deals in any quarter, large deal TCV at $4.1 bn, including 58% net new..
-	Deal pipeline continues to remain strong
-	1% operating margin expansion sequentially
-	improvement in operating parameters including 1.8% increase in utilization and lowest on-site mix in 10 quarters
-	highest ever free cash flow generation in the quarter with free cash flows normalized for tax refunds at 104% of net profit
-	fifth consecutive quarter of reduction in unbilled
-	attrition has remained stable and
-	increase in return on equity by 1.5% QoQ to 33.6% primarily resulting from higher payouts to investors

With that, let me now elaborate with details.

Revenue for Q1 was $4.7 bn, up 3.6% sequentially and 2.5% year-on-year in constant currency terms. This included benefit from improved realization from one-timers of 0.5%.

Operating margin improved by 1% sequentially to 21.1% led by 1.4% improvement in gross margins on account of strong operating performance across different dimensions. The major components of sequential margin walk are as follows:

Tailwinds of 2.2% comprising of normalization of Q4 one-timers of 1%, 0.8% benefit from Project Maximus largely from higher utilization and value-based selling, 0.4% from the improvement in realization mentioned above, partly offset by headwinds of 1.2% from higher variable pay, higher leave costs, offset by currency and others.

We continue to drive Project Maximus across the organization with strong intensity. Headcount at the end of the quarter stood at over 315,000 with utilization further increasing to 85.3%. LTM attrition was stable at 12.7%.

Unbilled revenues dropped for the fifth consecutive quarter to $1.7 bn. Free cash flows for the quarter was highest ever at $1,094 mn, a sequential increase of 29%. DSO for the quarter was 72 days compared to 71 days in Q4.

Consolidated cash and cash equivalents stood at $4.3 bn after factoring in payout of $1.4 bn towards dividend declared in Q4. Consequently, return on equity increased sequentially to 33.6%. Yield on cash balances were at 7% in Q1.

ETR for the quarter was 29.4%, which is in line with our expectation for the year. EPS grew by 7% in INR and by 5.4% in dollar terms on a YoY basis.

We closed 34 large deals with TCV of $4.1 bn, 58% of this was net new. Vertical-wise, we signed 8 deals each in Retail and Communication, 6 in EURS, 5 in Financial Services, 4 in Manufacturing, 2 in Hi-Tech and 1 in Life Sciences. Region-wise, we signed 21 large deals in America, 12 in Europe and 1 in ROW.

Coming to verticals,

BFSI returned to positive growth after six quarters led by ramp-ups of large deals and absence of one-off of last quarter. In the U.S., we see some recovery in areas like mortgage, capital markets and cards and payments. Overall, clients still remain cautious on spending and are focusing to deliver maximum business value through deals combining transformation, technology and operations. Pipeline remains strong, and we are working with the clients to accelerate their adoption of Gen AI for modernizing legacy platforms, fraud detection, credit process simplification, etc.

In Manufacturing, growth was broad-based across geographies and sub verticals like industrial, automotive and aerospace. While pressure on discretionary spends persist, we see increased benefits of vendor consolidation, opportunities around resolving supply chain bottlenecks and rationalizing infrastructure and applications. We see strong interest on Gen AI with deep client engagements. Our capability and pipeline in the engineering space will be solidified by the acquisition of in-tech, which will help us accelerate the segment growth in FY'25.

Growth in Communication was led by ramp-up of recent large deal wins. Overall environment, however, remains cautious with continued opex pressure and delayed decision-making. Telcos, despite challenges, are navigating their way by focusing on rapid digitization and reprioritization of spends.

Uncertainties in Retail sector continued with clients focusing on cost take outs to fund their business transformation journey. There are opportunities around areas like customer and employee experience, predictive analytics, digital marketing and landscape modernization. While the pipeline remains healthy, decision cycles continue to stay elongated.

Environment in EURS continues to be impacted by high interest rates and geopolitical conflicts, which are influencing the spend patterns. While pressure on discretionary spends persist, our differentiation in areas like energy transition, integration business and human experience is helping us build a strong pipeline.

Hi-tech vertical continues to remain soft.

Driven by a strong all-round performance in Q1, improvement in U.S. Financial Services, strong large deal closures and in-tech acquisition, we are increasing the revenue guidance to 3% to 4% in constant currency terms. We are maintaining our operating margin guidance at 20% to 22%.

And with that, we can open the call for the questions.

Moderator

Thank you very much. We will now begin the question-and-answer session. The first question is from the line of Ankur Rudra from JPMorgan. Please go ahead.

Ankur Rudra

Hi, thank you, and good to see very good numbers after a while. Just wanted to get a sense of, Salil, what is the breakup of the very strong momentum this quarter, if you could, between the large deals that you have won over the last year? Any kind of improvement in execution of short-cycle business or discretionary business and potentially better execution? And also when you answer that, if you can talk about how client conversations are changing, if there is anything turning a bit more positive, and any change in the momentum on the short-cycle deals, but large deals you can see is going on very strongly? Thanks.

Salil Parekh

Thanks, Ankur. The view on discretionary or short cycle, what we are seeing is in Financial Services in the U.S., we have seen that shift that we have highlighted, and we saw that during the quarter. Outside of that, the discretionary still remains similar to where we were, when we started the year, which is still in a difficult situation. So that is the one that we have seen the change in.

The client conversations, in general, there is a lot of talk and discussion with Generative AI, but the programs, even though they are not POCs, the actual projects are not large revenue projects. And transformation is not so much what we are seeing. So even in a large deal, the vast majority is still cost takeout, efficiency, consolidation, automation, that type of work.

And in some instances, where there is the transformation – these are funded massively through cost takeout. So, it is not really large spends there. So that is how we are seeing the discretionary work at this time.

Ankur Rudra

Thank you. And from here on, you have seen this change in Financial Services. In your client conversations, do you sense there is anything in particular, clients, especially in maybe the hi-tech space or energy and utility where you have highlighted, problems still persist or even manufacturing, which might change the client behaviour, maybe not this year, but into next year. What are the main things clients may be waiting for?

Salil Parekh

So there, first on energy, utilities, we have had a good outcome last year. We have seen similar discussions now, not a huge change. Manufacturing again, good outcome last year, will be decent growth this year but just slower than last year. It is not like a big, big change there.

On hi-tech, it is still difficult as you point out. I do not know what the trigger could be. Of course, on a macro level, there is, not with clients, but generally speaking, a view that if U.S. inflation and interest rate and all of those discussions change, that will change something. But we do not know what will that trigger be.

Ankur Rudra

Okay. I appreciate it. Maybe just one question for Jayesh. Jayesh, great performance on the margins. Could you maybe talk about how do you think about the puts and takes from here on? Utilization, especially including trainees, seems to be high. I guess that indicates fewer trainees in the system. What sort of headwind will we see from there?

Secondly, I am guessing there will be wage hikes some point in the next couple of quarters. So how are you thinking about what will help you maintain, if not improve, margins from here on and extend Project Maximus?

Jayesh Sanghrajka

Yes. So Ankur, thank you for that first. And if you look at the Project Maximus and we have talked about the five pillars of Project Maximus, many of them are starting to show results. VBS, which is value-based selling, is one of them, efficient pyramid, utilization and other factors are other part of it. Lean and automation is the third piece in that.

So, there are many of these tracks which are showing results, and we still believe there is more meat there. Of course, if you look at the headwinds, you will have a comp review at some point in time during the year that could be a headwind.

We have – at this point in time have not decided the timing, etc., of that. So that would be a headwind. Some of the large deals that we have signed, the transition and ramp-up of that would be a headwind. So, we will have to balance that as we go through the year. At this point in time, we are very confident of our margin guidance.

Ankur Rudra

Appreciate it. Thank you and best of luck.

Moderator

Thank you. Next question is from the line of Keith from BMO. Please go ahead.

Keith Bachman

Hi. Thank you very much. First, I wanted to get some additional feedback on Financial Services. You indicated that you thought that business outcomes or business energy had improved. I just wanted to hear a little bit more about that. It is certainly something we have not heard from some of our software-related companies. But what do you think is the driver of the improvement in Financial Services in particular?

Jayesh Sanghrajka

So, Keith, there, if you look at our commentary on that, we are seeing some recovery in U.S. Financial Services, specifically in the areas like mortgages, capital markets and cards payments and the larger clients there. So, we are seeing some volumes coming in and some recovery – some early signs of recovery in those areas.

Keith Bachman

Do you think that is Infosys or do you think that – in other words, are you winning share in those accounts, or do you think that is a more broader base in, say, North American banks that there is a general trend towards recovery in spend?

Jayesh Sanghrajka

So, it is a combination of various factors. There are instances where we are consolidating. There are instances where we have won new and larger businesses. As I talked about, some of the large deals wins also in the Financial Service sector. So, I think there are multiple combination of those factors in that.

Keith Bachman

Okay. And then just on the margin guide, in terms of puts and takes, you highlighted some on the previous question. But you closed the deal with adding almost $200 mn in revenue on a run rate basis. How is that impacting margins and/or any other issues you want to call out, including any comments on FX impact as you see it today in terms of margins? And that is it for me. Thank you very much.

Jayesh Sanghrajka

So, Keith, the acquisition that we have done, compared to the size of the company, is relatively smaller to have a material margin impact. And as you have seen from our filings also, the in-tech is coming with healthy margins and there are opportunities, etc., in synergies.

Coming to the forex, the forex has remained range bound for the last couple of quarters. So at this point in time, we do not really see an impact. But as you will appreciate, forex is range bound. I mean, forex is unpredictable, and it can have the margin benefit or impact depending on which way it goes. But at this point in time, it is remaining range bound.

Keith Bachman

Okay. All right. Perfect. Many thanks. Congratulations on solid results.

Jayesh Sanghrajka

Thank you.

Operator

Next question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Hi. Good evening. Thank you for taking my question. My first question was for Jayesh, just a clarification. So during the press briefing, you talked about 40 bps of one-off impact in the margins. So, can you just help us understand the revenue and the margin impact coming out of that? And I understand it is a recovery which you have made from one of the customers based in India, if that is correct? Thanks.

Jayesh Sanghrajka

Yes. So that is right. This is for a customer base in India. It is one-off in the revenue, and therefore, most of that has flown into margin directly. So, 0.5% on revenue pretty much impacting 40 bps on margin.

Kumar Rakesh

Got it. Thanks for that. My second question was, Salil, for hyperscalers, we are seeing the growth is accelerating and also the AI demand especially for some of the chip makers such as NVIDIA has been quite strong. So, it does not seem like the discretionary demand is entirely missing in the market. So, is there a transformation in the underlying business mix which is happening where possibly discretionary demand for now at least is moving towards platform and hardware makers and not coming to services companies?

Salil Parekh

So, there the view we have is what we saw, and we have highlighted so far. The shift in Financial Services in the U.S. shows that some of that type of demand is coming now. We will wait and see across all the industries, whether it is what you are describing, or whether tech services project discretionary work also comes back or whether there will be transformation programs in tech which will also come.

We are definitely seeing more and more discussions in enterprises on Generative AI programs. Jayesh also shared a couple of examples. I shared a couple of examples. And these are not POCs, these are actual projects where we are participating. So we do see that. My own sense is this U.S. FS is one data point. We will wait and see what some of the other data points look like.

Kumar Rakesh

So, Salil, what I was trying to understand was that is there a decoupling of discretionary demand which is happening or is this a sequence in which we will see first the hardware and platform makers getting the discretionary demand and eventually coming to services? So, is that a decoupling or a sequence of event which eventually comes to services as well? What do you think would be the chain of events?

Salil Parekh

That is difficult to say. So again, it is just this year, one quarter, what we saw was that in Financial Services U.S. some of that discretionary work is there. Whether it was decoupled or following on from something, difficult to say but we did see some evidence of that.

Kumar Rakesh

Thanks a lot for that.

Moderator

Thank you. Next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Yes, hi. Good evening. Congrats on the quarter. I just wanted your thoughts on, one, the Financial Services space. You did mention that you saw growth from mortgages, cards, payments and obviously capital markets. When you think of the sustainability of this recovery, how should we think about it, because mortgages, for it to continue to give you a delta would require rates to come down meaningfully? And from a cards perspective, it looks like delinquencies in the U.S. are rising. So it is like a mixed data point that we see on the outside, but just wanted your thoughts on how are you thinking about the sustainability of the recovery on the Financial Services space? And then I had one more quick question?

Jayesh Sanghrajka

So, Nitin, what we are seeing right now is early signs, as I said, of recovery. Of course, it is early signs, so we do not know how sustainable at this point in time it is going to remain, but the fact that we saw volume growth after many quarters, we saw strong growth in our Financial Services after again six-odd quarters. So I think those are the positives that we are taking. We are seeing large deals, both the ones that we have signed and the ones there in the pipeline. So all of that put together gives us a little bit of confidence on that. But yes, we have to see more data points to see how the year progress.

Nitin Padmanabhan

So one of your smaller peers characterized it as Financial Services who have sort of stalled multiple projects in the past and having not spent for almost six quarters having to make those spend because that is causing problems and thereby that is seeing a pickup with short-cycle projects on those deals. Would you characterize it similarly? Are you seeing something similar?

Jayesh Sanghrajka

I would not say that, Nitin, to be very honest. We are seeing this not specific to one-off clients. It could be limited to one-off clients for that player, I cannot comment on that, but we are not seeing it concentrated on one client, etc.

Nitin Padmanabhan

All right. And lastly on the guidance, I think if we include the acquisition and normalize the earlier guidance for the acquisition, I think the earlier guidance would have been in the 2% to 4% range. Now it looks like they have narrowed it to 3% to 4%, including the acquisition on both cases despite the strong beat in the current quarter. So, is it just that you are being very watchful and careful about it or is there something more to it that you specifically worry about?

Jayesh Sanghrajka

So, Nitin, there we do not really break up the guidance into what is organic and what is for a specific acquisition that we have done. Having said that, if you look at our filings, the in-tech revenue for last year was €170 mn and we have just closed it. So we will only get part of that revenue. So you can do a back of the envelope calculation and the rest of it is going to be all the factors that Salil talked about, the Q1 performance including large deal wins, the volume and U.S. Financial Services while the discretionary still continues to remain challenging.

Nitin Padmanabhan

Perfect. That is all from my end. Thank you and all the best.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you. Next question is from the line of Vibhor Singhal from Nuvama Equities. Please go ahead.

Vibhor Singhal

Hi. Good evening. Thanks for taking my question and congrats on a very solid start to the financial year. Salil, two questions from my side. One is we have seen that almost all verticals have done really well for us this quarter but for the Retail sector. I think Retail sector is something which is like in the almost entire industry, of your peers also, have kind of spoken about it. What is the outlook on this sector? I mean what do you think the clients are waiting for to restart their spends and where could those spends be coming in terms of the domains that we are looking at? And then I have a follow-up question?

Jayesh Sanghrajka

So, Vibhor, There I think it is a sectoral challenge at this point in time. The whole sector is going through challenges, and it is not specific to us. And as Salil was mentioning earlier, one of the factors could be U.S. interest rates recovering, etc., but it is hard to predict what will lead to recovery in the sector at this point in time.

Vibhor Singhal

I mean just to dwell a little bit further on that, what exactly is – I mean so we know that because the macro-overhang is on most of the BFSI companies and all. At this point of time any specific thing that you think would be a trigger apart from let us say – I mean of course the interest rate that you mentioned that could possibly see these companies reverting their spend or difficult to call out that again?

Jayesh Sanghrajka

So Retail typically has higher exposure to discretionary as well, right, and that is going to be linked to the macro environment largely, Vibhor. So, I think that would be one of the key reasons. Otherwise outside of that we are winning deals. If you look at this quarter also, we have won eight large deals in Retail as well, but the discretionary spending has to come back.

Vibhor Singhal

Got it. My second question is I think at the end of the last quarter, we had mentioned that we are expecting the first half to be better than the second half. Any change in that outlook given the deal win in this quarter has been quite strong? So if those were to slightly ramp up in the second half, would it be correct to say that maybe we can expect second half to be slightly better than what we were expecting it three months ago?

Jayesh Sanghrajka

So, Vibhor, two parts there. We still continue to believe our first half is going to be better than the second half. And Q1 is just a testimony of that. From that perspective, we have delivered from there. Of course, the fact that we have increased guidance is also a proof that we are seeing the three quarters better than what we envisaged earlier.

Vibhor Singhal

Got it. Great. Thank you so much for taking my questions and wish you all the best.

Jayesh Sanghrajka

Thank you, Vibhor.

Moderator

Thank you. Next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

.

Gaurav Rateria

Salil, the first question is for you. On revenue, it looks like it has surprised you positively which is why you have raised the guidance. So, is it led by the ramp-up on the deals happening faster than you expected? Is it led by leakage in the discretionary improving compared to the last few quarters that you have seen?

Salil Parekh

So, the way this quarter has gone, what we have seen is the volumes have been strong. We have then seen that change in the Financial Services in the U.S. which has given us more positive outcome for the quarter. Then some of the work that we are doing in terms of working with our clients on value and pricing has also translated overall into the mix for our revenue. And then the way we saw the outlook, as we did some of the large deals in this quarter which was a good outcome, and that gives us a little bit more visibility into the year. So all of those things led us to look at this as being a stronger outcome.

Gaurav Rateria

Got it. Any reason to believe that this momentum could decelerate in the near term, any data point to suggest that or as of now you would expect the momentum to continue from a near-term perspective?

Salil Parekh

So, what we have done is we have taken what we have seen in this quarter across the different industries and service offerings and then put in, as Jayesh shared, what is more typical which is our second half is usually lower than our first half. And with that we have created the outlook for the year, but we did not take into account any other trigger beyond what I just shared.

Gaurav Rateria

Thank you. Last question for Jayesh. What would be the incremental levers for margins from here on, utilization is near peak, subcon has already stabilized. Just trying to understand what could be the additional levers over the coming quarters? Thank you.

Jayesh Sanghrajka

Gaurav, if you look across all the pillars of Maximus, there are multiple of them firing. Value-based selling we have seen -- as we talked earlier, we have seen improvement in realization. So that is one lever we do have, we continue to have. We did talk about hiring some freshers as we go through the year so that would help in getting some better role ratios or better role mixes, etc., nearshoring, lean automation. So there are multiple levers we still have to improve or offset the headwinds. The headwinds that we see as today, as I said earlier, again, is comp -- which decision we will take as we progress through the year and the ramp up of the deals won towards the end of last year as well as this quarter.

Gaurav Rateria

Thank you very much.

Moderator

Thank you. Next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi. Good evening. Thank you. First question I had is on Generative AI. Can you provide some detail on how Gen AI may be impacting your delivery productivity and whether it may be changing any nature of the contracting conversations with clients yet?

Salil Parekh

Thanks for the question. On delivery and Generative AI, so what we have done, we have taken all of our service lines and start to put in place the impact of Generative AI and broadly AI into this. And that change is ongoing. A lot of it has happened. Where we are seeing some of the benefits on delivery relate to areas, for example, software development or process optimization. There is also a large benefit on productivity for more customer service type of areas that we have already demonstrated through. We do not have a lot of footprint on that within our current mix, but we know for new work, that is something that is being discussed with clients.

In each of these for the contracting, the way our clients are looking at it within their own enterprise on their own data set, when there is a client where we see and where they have, let us say, for software development, a single uniform approach across the whole company, which is not that frequent because of acquisitions and different decisions in different divisions and department, then the range of benefits is potentially higher.

And the contracting discussions are around what of those benefits will accrue with the client. So a lot of these discussions are in that spirit. There is some benefits that accrue to us and some to the client. But there are very few clients within their own data sets, which have large consistent tech landscape, which can give the full benefit of Generative AI right away.

Many clients also need that data infrastructure to be put in place where sometimes that is not in place today between structured and unstructured data. So, the work actually starts with building a data program when they are able to spend that on a data program and then to have the cloud capability in place so that part of the data, part of the apps is on the cloud for the client.

So the discussion is typically on here the roadmap for Generative AI in an enterprise, given the landscape of tech. And here are the first steps, data and cloud. And then here is something that can actually deliver impact today, which could be more, let us say, a smaller area of the company. But these are all discussions which are done which eventually relate to how contracting is done.

Bryan Bergin

Okay. That is helpful. Thank for the color. My follow-up's a clarification just on the 1Q onetime item. I think you cited 40 bps quarter-over-quarter op margin benefit and a similar revenue impact. Was that expected in your prior guidance? Or was that a surprise or a new item that was not expected before on the plan?

Jayesh Sanghrajka

That was not expected on prior guidance. That was a new item.

Bryan Bergin

All right. Thank you.

Moderator

Thank you. Next question is from the line of James Friedman from Susquehanna International. Please go ahead.

James Friedman

Hi good evening. Let me echo the congratulations. Salil, in terms of banking, is the improvement contemplated to continue?

Salil Parekh

In terms of what, sorry?

Moderator

James sorry, a little louder, please?

James Friedman

I am sorry. In terms of the banking vertical, the BFSI vertical, is the growth contemplated to continue?

Salil Parekh

So, what we see today is this change in the U.S. Financial Services. The way we have constructed our outlook is we are assuming that that will be the way it will progress. So we have not assumed that it will change. We have not also assumed that it will become much larger.

We have also not assumed that this will move to some other geography in Financial Services. So we do not know, but that is what the assumption is into our guidance. All the client discussions seem to indicate that U.S. Financial Services, we will have this sort of a traction, but that is the way we built our outlook.

James Friedman

Got it. Thank you. And then in terms of Europe, it has been an important source of growth for the company this cycle. Could you unpack some of the trends that you are seeing in Europe?

Jayesh Sanghrajka

On Europe, so what we are seeing is different things in different places. So for example, in the Nordic countries, we have had good traction over the last few quarters and even a little bit before in how we have engaged with clients. And we have seen some good expansion of our large deal programs.

We have seen some of that in Continental Europe broadly. If you look at some of the large deals across Telco, we have seen that a different type of a positive traction in Germany where we are seeing some of our local Europe competitors are having more constraints and where we are benefiting from those constraints as we are expanding. So it is different in different geographies and our focus or even industry, our focus has been to be a little bit more fine tuned into that market and then try to get the benefit of it.

James Friedman

Got it. Thank you Salil. I will just get back into the queue.

Moderator

Thank you. Next question is from the line of Sumeet Jain from CLSA India. Please go ahead.

Sumeet Jain

Hi, thanks for the opportunity. So firstly, I wanted to check in your previous guidance of 1% to 3% you gave in April, was in-tech acquisition part of the guidance?

Jayesh Sanghrajka

So Sumeet, this is Jayesh here. We had clearly called out at that point in time that in-tech acquisition is not part of it because it was pending approval from various regulatory authorities.

Sumeet Jain

Right. So maybe in-tech acquisition now being closed and the 50-basis point impact on revenue in India business, can one assume these are the two primary factors for your revision in the guidance?

Jayesh Sanghrajka

Not necessarily. Again, as I said we do not break out our guidance between the in-tech and non-in-tech from that perspective. But if you look at the numbers that we printed, when we announced the acquisition of in-tech, revenue was around €170 mn.

And it is only going to be part of the year considering we just concluded or closed the transaction. And there are other factors, our Q1 performance, volume, Financial Services growth, offset by the continuing softness in the discretionary part of the business.

Sumeet Jain

Got it. That is helpful. And secondly, I wanted to check your cost line item, the third-party items you bought for service delivery is significantly down this quarter, almost 1 percentage point of your revenue and are also down on an absolute level. So can you just give us a sense as to from the book keeping perspective, how to look at this line expense item going forward?

Jayesh Sanghrajka

So there Sumeet, as we have said earlier as well, the third-party hardware/software cost is an integral part of many of the large deals where we take over turnkey projects from the clients, including technology landscape out there. And that is, therefore, dependent on the kind of deals and how the ramp up or ramp down of deals happen across the quarter. So, it is going to be, to that extent, dependent on which deals and how it ramps up and down.

Sumeet Jain

Got it. And lastly just on the India business, can you give us a sense what kind of project it was because it is a pretty sharp jump we have seen this quarter. So any large deal ramp-up we are seeing there or some government contract, what exactly the nature of this onetime impact?

Jayesh Sanghrajka

So Sumeet there first of all, the India business is relatively much smaller. So anything that happens in that business shows up in percentage, comes much larger. But having said that, it was a onetime impact on one of our India clients and it is one-off. So, I think we should just take it as one-off.

Sumeet Jain

Got it. Thanks for the opportunity and all the best.

Moderator

Thank you. Next question is from the line of Kawaljeet Saluja from Kotak Securities. Please go ahead.

Kawaljeet Saluja

Hi, thank you everyone. Great to see well-rounded performance congratulations. Just a couple of questions. First is for Jayesh. That 40 bps recovery that you see, does it show up in either ECL or provision for post-sales client support? It is just basically a direct flow-through from revenue?

Jayesh Sanghrajka

It is 50 bps on revenue, Kawal, which is impacting 40 bps on margins.

Kawaljeet Saluja

And basically, does it time with provision for post-sales client support? That something which is separate?

Jayesh Sanghrajka

No, it is separate.

Kawaljeet Saluja

Yes. Second thing is wage revision. I guess the cycle of wage revision was changed last year. Do we get back into wage revision cycle, which is a lot more normalized, which is, let us say, starting second quarter or is that something on which you have not taken a call yet?

Jayesh Sanghrajka

So if you recall, Kawal, last year, we did our wage revisions effective November. So at this point in time, we have not really decided. We are evaluating, considering all the factors that we always consider including the inflation, including when was the last wage revision taken, the environment, the macro environment as well as the peer practice.

And we will take a call considering all of these factors. Having said that, as I called out in our margin walk also, we have increased our variable pay during the quarter versus last year as well as last quarter.

Kawaljeet Saluja

That is very helpful. A final question is, Jayesh, for you and Salil. Both of you have articulated the fact that you want the profitability to improve in the medium term. And then there are a number of structural levers that will be utilized to drive that expansion. What kind of an environment and what kind of levers does one need to see to gain that directional comfort of profitability improvement from here on as such?

Jayesh Sanghrajka

So Kawal, if you look at our margin walks across the last three, four quarters since we launched the Project Maximus, you would see consistently the contribution from the Project Maximus across various pillars from L&A, Lean and Automation, from value-based selling, on the pyramid, etc. things like that.

So you have seen that, and our endeavor is to continuously focus on all of that. At this point in time, they are offsetting the headwinds to a large extent. The endeavor is to more than offset the headwinds in the mid-term.

Kawaljeet Saluja

Okay. Thanks.

Moderator

Thank you. Next question is from the line of Jonathan Lee from Guggenheim Securities. Please go ahead.

Jonathan Lee

Great evening, and thanks for taking our questions. A lot of moving parts here...

Moderator

Jonathan, sorry to interrupt you. May I request you to speak a little louder, please?

Jonathan Lee

Great. A lot of moving parts here on the margin side. Can you remind us how we should be thinking about seasonality through the year, especially as you think about the impact from Project Maximus and large deal ramps?

Jayesh Sanghrajka

So, Jonathan, on margin one of the headwinds would be comp decision as and when we take. There are seasonality in our business model, which is furloughs that impact us in Q3 and Q4. That also impacts both pricing to some extent and margin, therefore. But those are the large seasonality that we have in our model. Outside of that, our margins are going to be dependent on our acceleration on Project Maximus as well as the revenue and volume growth, which helps us flattening our pyramid and therefore, benefit from the pyramid.

Jonathan Lee

I appreciate that color. And second, can you help us think through what is contemplated in your outlook, both at the low and at the high end as it relates to vertical performance based on expected large deal ramps or what is in your pipeline?

Sandeep Mahindroo

Jonathan, sorry, your question did not come in quite as clearly. Would you repeat that, please?

Jonathan Lee

Can you help us think through what is contemplated in your outlook as it relates to vertical performance based on expected large deal ramps and what is in your pipeline, both at the low end and at the high end of the range?

Jayesh Sanghrajka

So there, Jonathan, it is very difficult to call out which vertical performance will end up to low end and high end of our range. I think we have done various models internally to get to the margin band. Some of them get us to the lower end of the band, and some of the assumptions will get us to the higher end of the band. I do not think there is any secular segment that is going to drive either way.

Jonathan Lee

Appreciate the color. Thank you.

Moderator

Thank you. Next question is from the line of Girish Pai from BOB Capital Markets. Please go ahead.

Girish Pai

Thanks for the opportunity. The 3% to 4% guidance, if I do my math, comes to about 1% to 1.5% CQGR from here on. It seems way too conservative because that also includes the in-tech acquisition. So, are you assuming that the 2H FY'25 is going to be pretty bad?

Jayesh Sanghrajka

So, Girish, there, let me give a little more color on the math. If you look at the first quarter, our YoY growth has been 2.5%. And 50 bps, as I said, of that is one-off. So that is the first point. We have always maintained that our H1 is going to be better than the H2 and that the guidance bakes in on that. And then there is in-tech. So all of that put together makes up for a guidance of 3% to 4%.

Girish Pai

The next question is on U.S. Financial Services. Do you think this is more Infosys-specific situation? Do you think this is much more broad-based that the other vendors who have U.S. Financial Services exposure would also be doing well? This is something very specific to you?

Salil Parekh

So, this is Salil. So difficult for us to say like for the other companies. We can see that some of that benefit on Financial Services, in cards, in payments. We see some of the benefits which came through with some of our clients. I am not able to tell if it is just Infosys or not. We do feel we have a very strong set of capabilities from digital, cloud, Generative AI, cost and efficiency. So, we do see much more connect with clients, but it is difficult to say for the others.

Girish Pai

If I may squeeze in one last question. Salil, you mentioned that interest rates are one factor which would probably be driving demand. So, are the customers looking at the start of a cutting cycle? Are they looking at a certain level of Fed funds rate before they kind of start spending in a much bigger fashion?

Salil Parekh

So there, I think my point in the prior comment was more on what is the macro environment. So first, we do not know if that is a trigger or is not a trigger. We are typically seeing the large digital program. The last program even now with Generative AI, clients are still not ready to launch on them. So, the more specific point you make, difficult for us to take a view on that.

Girish Pai

Okay. Thank you very much.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as the last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

So thank you, everyone, for joining us. It is really wonderful to get all the questions. We are delighted with the strong first quarter growth, margin, cash, large deals, volume. So very good to see that outcome for our business. We have a good outlook. So, the change in guidance gives a sense of what we see in the outlook, 3% to 4% growth. We hold the margin 20% to 22%. Good to see Financial Services in the U.S. have that change.

We feel extremely strong in what we are building in Generative AI. And we can see the traction to that in the projects and programs we are doing. And we believe we are well positioned really as a company, where we are benefiting from a variety of areas, whether it is in digital, whether it is in cloud, whether it is in technology transformation or cost efficiency.

All of these are something that we can support our clients with, and we remain well positioned to do that through this year and into the future. So, thank you again for joining us and catch up at the next quarter call.

Moderator

Thank you very much. Ladies and gentlemen, on behalf of Infosys, that concludes this conference. Thank you for joining us and you may now disconnect your lines. Thank you.